December 23, 2010

Ms. Jessica Kane
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Amendment No.1 to Form 10-K for the
Fiscal Year Ended December 31, 2009
Filed November 5, 2010
Amendment No.2 to Form 10-Q for the
Fiscal Quarter Ended March 31, 2010
Filed November 29, 2010
Amendment No.2 to Form 1O-Q for the
Fiscal Quarter Ended June 30, 2010
Filed November 29, 2010
Form 1O-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52289

Dear Ms. Kane:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our  responses to the comments set forth in the Staff’s letter to the Company, dated December 16, 2010 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

General

1.
We note that you did not address certain of our comments in preparing Amendment No.2 to your Forms 1 O-Q/ A for the fiscal periods ending March 31, 2010 and June 30, 2010 as previously requested in comment one in our letter dated November 16,2010. Specifically, we note that comments three, four, and nine, regarding legal proceedings, liquidity, and sales of unregistered securities, respectively, were applicable to your Forms 10-Q/A. When preparing future Exchange Act filings, including amendments to previously filed Exchange Act reports, such as Amendment No.3 to Form 10-Q/ A for the fiscal quarter ended March 31, 2010, please be sure to comply with all applicable comments contained in our letters dated October 22, 2010 and November 16, 2010 and below.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Response to Comment 1:

The Company complied with this request, made the necessary corrections, and will include these in all future filings.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Summary Compensation Table, page 30

2.
We note your response to comment six in our letter dated November 16, 2010. However, it is unclear from your response and your disclosure in Note 8 of the financial statements how you calculated the grant date fair value of the stock awards granted to the named executive officers in 2008. Specifically, Note 8 does not appear to contain the number of shares awarded to the named executive officers in 2008. Please explain to us how you calculated these amounts and how the grant date fair value was computed in accordance with ASC Topic 718.

Response to Comment 2:

The executive officer stock award in question here were granted in the last quarter of 2007, to west in equal quarterly installments, the first quarter being Q4 of 2007, and then Q1 of 2008, Q2 of 2008, Q3 of 2008 and finally Q4 of 2008. In NOTE 8 of our 10K for Fiscal Year ended 2009, on page 55, we make the following disclosures:

“On October 24, 2007, the Company entered into a restricted stock agreement with Ildiko Rozsa, who is to serve as the Chief Financial Officer of the Company. As part of the agreement Ms. Rozsa was granted 250,000 shares of the Company’s restricted common stock of which 100,000 shares are vested upon grant and 30,000 shares will vest quarterly, at the end of each quarter, so long as Ms. Rozsa is employed by the Company.”

Of these shares issued to Mrs. Rozsa 100,000 vested immediately in 2007 while the remaining 150,000 shares vested equally in each subsequent quarter, beginning with Q4 of 2007. 30,000 shares vested in Q4 of 2007, 30,000 shares in Q1 of 2008, 30,000 shares in Q2 of 2008, 30,000 shares on Q3 of 2008 and 30,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

“On October 1, 2007, the Company entered into a restricted stock agreement with Szilvia Toth, the Chief Accounting Officer of the Company. As part of the agreement Ms. Toth was granted 100,000 shares of restricted common stock of which 50,000 shares are vested upon grant and 10,000 shares will vest quarterly, at the end of each quarter, so long as Ms. Toth is employed by the Company.”

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Of these shares issued to Ms. Toth 50,000 vested immediately in 2007 while the remaining 50,000 shares vested equally in each subsequent quarter, beginning with Q4 of 2007. 10,000 shares vested in Q4 of 2007, 10,000 shares in Q1 of 2008, 10,000 shares in Q2 of 2008, 10,000 shares on Q3 of 2008 and 10,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

“On October 24, 2007, the Company entered into a restricted stock agreement with Mihaly Zala, the Chief Technology Officer of the Company. As part of the agreement Mr. Zala was granted 150,000 shares of restricted common stock, which will vest on equal installments of 30,000 shares quarterly, at the end of each quarter, so long as Mr. Zala is employed by the Company.”

Of these shares issued to Mr. Zala all vested in equal quarterly installment beginning with Q4 of 2007. 30,000 shares vested in Q4 of 2007, 30,000 shares in Q1 of 2008, 30,000 shares in Q2 of 2008, 30,000 shares on Q3 of 2008 and 30,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

“On October 24, 2007, the Company entered into a restricted stock agreement with Imre Eotvos, the Technology Assistant of the Company. As part of the agreement Mr. Eotvos was granted 25,000 shares of restricted common stock, which will vest on equal installments of 5,000 shares quarterly, at the end of each quarter, so long as Mr. Eotvos is employed by the Company.”

Of these shares issued to Mr. Eotvos all vested in equal quarterly installment beginning with Q4 of 2007. 5,000 shares vested in Q4 of 2007, 5,000 shares in Q1 of 2008, 5,000 shares in Q2 of 2008, 5,000 shares on Q3 of 2008 and 5,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

 “On October 1, 2007, the Company entered into a restricted stock agreement with Sandorne Juhasz, who provides payroll accounting services to the Company on a subcontracting basis. As part of the agreement Ms. Juhasz was granted 11,000 shares of restricted common stock, of which 8,000 will vest upon grant and 750 shares will vest quarterly, at the end of each quarter, so long as Ms. Juhasz is employed by the Company.”

Of these shares issued to Mrs. Juhasz 8,000 vested immediately in 2007 while the remaining 3,000 shares vested equally in each subsequent quarter, beginning with Q1 of 2008. 750 shares vested in Q1 of 2008, 750 shares in Q2 of 2008, 750 shares on Q3 of 2008 and 750 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

“On October 24, 2007, the Company entered into a restricted stock agreement with Daniel Kun, Jr., who is to serve as Secretary and Vice President of the company on a going forward basis. Previously Mr. Kun served as Secretary, Treasurer and Chief Financial Officer. As part of the agreement Mr. Kun was granted 250,000 shares of restricted common stock, which will vest on equal installments of 50,000 shares quarterly, at the end of each quarter, so long as Mr. Kun is employed by the Company.”

Of these shares issued to Mr. Kun all vested in equal quarterly installment beginning with Q4 of 2007. 50,000 shares vested in Q4 of 2007, 50,000 shares in Q1 of 2008, 50,000 shares in Q2 of 2008, 50,000 shares on Q3 of 2008 and 50,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

“On October 24, 2007, the Company entered into a restricted stock agreement with Viktor Rozsnyay, who is serving as President and Chief Executive Officer of the Company. As part of the agreement Mr. Rozsnyay was granted 250,000 shares of restricted common stock, which will vest on equal installments of 50,000 shares quarterly, at the end of each quarter, so long as Mr. Rozsnyay is employed by the Company. “

Of these shares issued to Mr. Rozsnyay all vested in equal quarterly installment beginning with Q4 of 2007. 50,000 shares vested in Q4 of 2007, 50,000 shares in Q1 of 2008, 50,000 shares in Q2 of 2008, 50,000 shares on Q3 of 2008 and 50,000 shares in Q4 of 2008. The shares vested in 2007 were accounted for at $2.50 cents per shares, the price of a private placement we complete at that time, while the shares vested in 2008 were accounted for at $0.40 cent per share, the price per share of a private placement completed at that time. These numbers were audited and found to be correct.

The following table illustrates these shares issuances, their vesting period and value.

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Party	Type	Applicable rule	Date of shares granted	# of restricted shares granted	Fair value	Total compensation cost	# of Shares vested in 2007	# of Shares vested in 2008	Expense in 2007	Expense in 2008	Expense in 1Q 2008	Expense in 2Q 2008	Expense in 3Q 2008	Expense in 4Q 2008

Ildiko Rozsa	agency agreement	FAS 123R	October 24, 2007	250,000	625,000	625,000	130,000	120,000	325,000	300,000	75,000	75,000	75,000	75,000
Szilvia Toth	employee	FAS 123R	October 1, 2007	100,000	250,000	250,000	60,000	40,000	150,000	100,000	25,000	25,000	25,000	25,000
Mihaly Zala	employee	FAS 123R	October 24, 2007	150,000	375,000	375,000	30,000	120,000	75,000	300,000	75,000	75,000	75,000	75,000
Imre Eotvos	employee	FAS 123R	October 24, 2007	25,000	62,500	62,500	5,000	20,000	12,500	50,000	12,500	12,500	12,500	12,500
Sandorne Juhasz	employee	FAS 123R	October 1, 2007	11,000	27,500	27,500	8,750	2,250	21,875	5,625	1,875	1,875	1,875	0
Daniel Kun	employee	FAS 123R	October 24, 2007	250,000	625,000	625,000	50,000	200,000	125,000	500,000	125,000	125,000	125,000	125,000
Viktor Rozsnyay	employee	FAS 123R	October 24, 2007	250,000	625,000	625,000	50,000	200,000	125,000	500,000	125,000	125,000	125,000	125,000

Total				1,036,000	2,590,000	2,590,000	333,750	702,250	834,375	1,755,625	439,375	439,375	439,375	437,500

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary

Amendment NO.2 to Form 10:01 A for the Fiscal Quarter Ended March 31, 2010

Exhibit 32.1 - Section 906 Certification

3.
We note that this certification identifies the report as the company's Form 10-Q/A for the fiscal quarter ended June 30, 2009. Since this certification incorrectly identified the report with which it was filed, you must refile your full Form 10-Q for the fiscal quarter ended March 31, 2010 as an amendment with the corrected Section 906 certification attached and new Section 302 certifications. Please ensure that the signature page is currently dated and note that the revised certifications must refer to the Form 10-Q/A and be currently dated. Refer to Item 601(b)(31) of Regulation S-K.

Response to Comment 3:

The Company revised the certification to reflect the correct date.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cellular phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa
Ildiko Rozsa
Chief Financial Officer

cc:	Viktor Rozsnyay

Power of the Dream Ventures, Inc   (OTCBB: PWRV)   1095 Budapest, Soroksari ut 94-96, Hungary